

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated February 1, 2021
Preliminary Prospectus

9,090,909 Shares

APRIA

Apria, Inc.

Common Stock

This is the initial public offering of shares of common stock of Apria, Inc. No public market currently exists for our common stock. The selling stockholders are offering 9,090,909 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. We anticipate that the initial public offering price will be between $19.00 and $25.00 per share. We intend to apply to list our shares of common stock on the Nasdaq Global Select Market ("Nasdaq") under the symbol "APR."

After the completion of this offering, affiliates of The Blackstone Group Inc. will continue to own a majority of the voting power of shares eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of the corporate governance standards of Nasdaq. See "Management—Controlled Company Exception" and "Principal and Selling Stockholders."

Investing in shares of our common stock involves risks. See "Risk Factors" beginning on page 23 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds, before expenses, to selling stockholders	$	$

(1) See "Underwriting" for additional information regarding underwriting compensation.

To the extent that the underwriters sell more than 9,090,909 shares of our common stock, the underwriters have the option to purchase up to an additional 1,363,636 shares of our common stock from the selling stockholders at the initial public offering price less the underwriting discounts and commissions, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock against payment in New York, New York on or about , 2021.

Joint Book-Running Managers

Citigroup **Goldman Sachs & Co. LLC**
BofA Securities **J.P. Morgan**

Co-Managers

Piper Sandler

Citizens Capital Markets **Fifth Third Securities** **TD Securities**

The date of this prospectus is , 2021.

The Offering

Common stock offered by the selling
   stockholders . . . .   9,090,909 shares.

Option to purchase additional shares
   from the selling stockholders . . . .   The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to 1,363,636 additional shares of common stock from the selling stockholders.

Common stock outstanding after giving
   effect to this offering . . . .   34,541,198 shares.

Use of proceeds   We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders (including any sales pursuant to the underwriters' option to purchase additional shares from the selling stockholders).

Dividend policy . . . .   We have no current plans to pay dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See "Dividend Policy."

Risk factors . . . .   See "Risk Factors" for a discussion of risks you should carefully consider before deciding to invest in our common stock.

Proposed trading symbol . . . .   "APR"

    In this prospectus, unless otherwise indicated, the number of shares of common stock outstanding and the other information based thereon is based on 34,541,198 shares outstanding as of the date of this prospectus, after giving effect to the pre-IPO reorganization transactions and this offering, and does not reflect:

- 2,735,407 shares that would be issuable upon settlement of outstanding stock appreciation rights ("SARs") if such SARs were vested and exercised at the time of this offering (assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus). At the time of this offering, there will be 3,799,971 SARs outstanding with a weighted average strike price of $6.16;

- Awards under the 2019 LTIP (as defined herein) with a maximum value of $4.4 million (or 200,000 shares assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus); and

- 3,837,911 shares of common stock that may be granted under the Apria, Inc. 2021 Omnibus Incentive Plan (the "Omnibus Incentive Plan"). See "Executive Compensation—Equity Incentive Plans—Omnibus Incentive Plan," including

- The award described under "Executive Compensation—Long-Term Equity Incentive Compensation—Chief Financial Officer RSU Award" with a value of $3.5 million (or 159,669 shares), assuming an offering price of $22.00 per share of common stock, which is the midpoint of the price range set forth on the cover of this prospectus.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2020:

- on a historical basis; and

- on an as adjusted basis to reflect (x) the Credit Facility Amendment and cash dividend and distribution to SARs holders effected on December 15, 2020, (y) the pre-IPO reorganization transactions described under "Summary—Our Organizational Structure" and (z) the use of proceeds from this offering.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual terms of this offering. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2020	
	Actual	As Adjusted
	(In thousands, except share and per share amounts)	
Cash and cash equivalents[1]	$ 140,125	$ 188,451
Term Loan A[2]	$ 146,250	$ 406,250
Apria, Inc. preferred stock, par value $0.01 per share, 100,000,000 shares authorized, zero shares issued and outstanding on an as adjusted basis	—	—
Apria, Inc. common stock, par value $0.01 per share, 1,000,000,000 shares authorized, and 34,541,198 outstanding on an as adjusted basis	—	345
Additional paid-in capital[3]	1,162,542	950,524
Accumulated deficit	(1,006,303)	(1,006,303)
Total stockholders' equity	156,239	(55,434)
Total capitalization	$ 302,489	$ 350,816

---

(1) Cash and cash equivalents on as adjusted basis reflects the proceeds from the Incremental Term Loans, the $200.3 million distribution to our stockholders and the $9.7 million distribution to SARs holders declared and paid in December 2020, along with payments for accrued transaction costs through September 30, 2020 and the cash settlement of the vested Chief Financial Officer restricted stock awards ("RSUs") in connection with this offering.

(2) Reflects the principal amount of outstanding debt under the Term Loan A Facility after giving effect to the Incremental Term Loans and is not presented net of unamortized debt issuance costs.

(3) Additional paid-in capital on as adjusted basis is reduced by the $200.3 million dividend payment to our stockholders and a $9.7 million distribution to SARs holders declared and paid in December 2020. In addition, additional paid-in capital on an as adjusted basis is reduced for a settlement to our Chief Financial Officer with respect to RSUs that will become granted and vested upon the completion of this offering. The RSUs can be settled in either cash or shares of our common stock at the election of the Chief Financial Officer. It is our expectation that the RSUs will be settled in cash.

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the as adjusted net tangible book value per share of common stock after this offering. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the as adjusted net tangible book value per share attributable to our pre-IPO owners.

Our net tangible book value as of September 30, 2020 was approximately $92.9 million, or $2.69 per share of common stock. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding upon consummation of the pre-IPO reorganization transactions.

We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering. Consequently, this offering will not result in any change to our net tangible book value per share, prior to giving effect to the payment of estimated fees and expenses in connection with this offering. Purchasing shares of common stock in this offering will result in net tangible book value dilution to new investors of $19.31 per share. The following table illustrates this per share dilution to new investors:

Assumed initial public offering price per share of common stock	$22.00
Net tangible book value per share of common stock as of September 30, 2020	$ 2.69
As adjusted net tangible book value per share of common stock after the offering	$ 2.69
Dilution per share of common stock to investors in this offering	$19.31

The following table summarizes, as of September 30, 2020, the average price per share paid by pre-IPO owners and by investors in this offering. As the table shows, new investors purchasing shares in this offering will pay an average price per share lower than our pre-IPO owners paid. The table below reflects an assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of Common Stock Purchased		Total Consideration		Average Price Per Share of Common Stock
	Number	Percent	Amount	Percent	
			(In thousands)		
Pre-IPO owners	25,450,289	73.7%	$676,908,333[1]	77.2%	$26.60
Investors in this offering	9,090,909	26.3%	$200,000,000	22.8%	$22.00
Total	34,541,198	100.0%	$876,908,333	100.0%	$25.39

(1) New investors purchasing shares in this offering will pay an average price per share lower than the price paid by our pre-IPO owners. The total consideration paid by our pre-IPO owners has not been adjusted for returns on such consideration arising from distributions.

Each $1.00 increase in the assumed offering price of $22.00 per share would increase total consideration paid by investors in this offering by $9.1 million, assuming the number of shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

We derived the selected statement of income data for the years ended December 31, 2019, 2018 and 2017 and the selected balance sheet data as of December 31, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected statement of income data for the years ended December 31, 2016 and 2015 and balance sheet data as of December 31, 2017, 2016 and 2015, from our consolidated financial statements that are not included in this prospectus. The selected statement of income data for the nine months ended September 30, 2020 and 2019 and the selected balance sheet data as of September 30, 2020 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all normal recurring adjustments necessary for the fair statement of our consolidated results for these periods. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Our historical results are not necessarily indicative of the results expected for any future period.

You should read the selected historical financial data below, together with the consolidated financial statements and related notes thereto appearing elsewhere in this prospectus, as well as "Summary—Summary Historical Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the other financial information included elsewhere in this prospectus.

On January 1, 2019, we adopted FASB ASU No. 2016-02, *Leases* ("Topic 842"), using the modified retrospective transition method. For lessor accounting, upon adoption the provision for doubtful accounts associated with rental revenue of $34.5 million for the year ended December 31, 2019 is now charged to net rental revenue instead of general and administrative expense. For lessee accounting, upon adoption total assets and total liabilities increased $74.4 million as of January 1, 2019.

The comparative information for periods prior to adoption has not been restated and continues to be reported under the accounting standards in effect for those periods.

(in thousands, except per share data)	Nine Months Ended September 30,		Year Ended December 31,				
	2020	2019	2019	2018	2017	2016	2015
Statement of Income Data:							
Total net revenues[1][2] .....$	814,928	$807,710	$ 1,088,875	$1,110,883	$1,073,810	$1,061,258	$1,094,434
Operating income[1]	36,898	15,098	27,415	20,397	26,151	7,500	21,870
Net income[3][4][5]	20,268	9,840	15,622	13,127	96,951	9,731	20,001
Basic and diluted earnings per share ....$	20.42 $	9.91 $	15.74 $	13.22 $	97.66 $	9.80 $	20.92
Pro Forma Earnings Per Share Information:[6]							
Pro forma basic earnings per share ....$	0.59		$ 0.45				
Pro forma diluted earnings per share ....$			$				
Pro forma basic weighted average shares outstanding	34,541,198		34,541,198				
Pro forma diluted weighted average shares outstanding							

	September 30,	December 31,				
	2020	2019	2018	2017	2016	2015
Balance Sheet Data:						
Total assets[2]	$645,051	$617,153	$576,222	$643,553	$535,675	$525,797
Total liabilities[2][3][7]	488,812	482,637	290,970	298,049	288,843	290,078
Total stockholders' equity[8]	156,239	134,516	285,252	345,504	246,832	235,719

(1) On January 1, 2018, we adopted Topic 606, using the modified retrospective method. Upon adoption, patient co-pay and deductible amounts that were previously included in the provision for doubtful accounts related to implicit price concessions, which were $9.5 million for the year ended December 31, 2018, are now presented as an offsetting adjustment to the related fee-for-service sale net revenues. The comparative information for periods prior to adoption has not been restated and continues to be reported under the accounting standards in effect for those periods.

(2) On January 1, 2019, we adopted Topic 842, using the modified retrospective transition method. For lessor accounting, upon adoption the provision for doubtful accounts associated with rental revenue of $34.5 million for the year ended December 31, 2019 is now charged to net rental revenue instead of general and administrative expense. For lessee accounting, upon adoption total assets and total liabilities increased $74.4 million as of January 1, 2019. The comparative information for periods prior to adoption has not been restated and continues to be reported under the accounting standards in effect for those periods.

(3) For the nine months ended September 30, 2020 and year ended December 31, 2019, net income reflects an expense of $32.5 million and $12.2 million, respectively, representing the estimated probable loss in relation to a series of civil investigative demands from the United States Attorney's Office for the Southern District of New York. See "Business—Legal Proceedings—Civil Investigative Demand Issued by the United States Attorney's Office for the Southern District of New York" and Note 8 in our unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.

(4) For the year ended December 31, 2017, net income reflects the net valuation allowance release of $105.1 million on the basis of our reassessment of the amount of deferred tax assets that are more likely than not to be realized, offset by a charge to tax expense of $24.2 million due to the re-measurement of deferred tax assets and liabilities resulting from the decrease in federal corporate tax rate as a result of the enactment of the Tax Cuts and Jobs Act in December 2017.

(5) For the year ended December 31, 2015, $20.0 million relates to income from continuing operations, which excludes $0.8 million of income from operations of discontinued component Home Infusion Segment included in net income.

(6) Unaudited basic pro forma earnings per share is computed using historical net income for the period divided by the pro forma weighted average number of common shares outstanding during the period after giving effect to the pre-IPO reorganization transactions. Pro forma diluted earnings per share is computed using the weighted average number of common shares and the effect of dilutive equity awards after giving effect to the pre-IPO reorganization transactions.

(7) On June 21, 2019, we entered the Credit Facility. Proceeds from the TLA were used to fund the dividend payment to common stockholders and SARs holders.

(8) In June 2019, we declared and paid a $175.0 million dividend to common stockholders and SARs holders. In June 2018, we declared $75.0 million in dividends paid to common stockholders on July 5, 2018.

Mike S. Zafirovski became one of our directors in October 2011. Mr. Zafirovski is the founder and president of The Zaf Group LLC, which he established in November 2012. Since October 2011, Mr. Zafirovski has served as an Executive Advisor to The Blackstone Group Inc. and serves on the boards of certain Blackstone portfolio companies. Previously, he served as director, President and Chief Executive Officer of Nortel Networks Corporation from November 2005 to August 2009. Prior to that, Mr. Zafirovski was director, President and Chief Operating Officer of Motorola, Inc. ("Motorola") from July 2002 to January 2005, and remained a consultant to and a director of Motorola until May 2005. He served as Executive Vice President and President of the Personal Communications Sector (mobile devices) of Motorola from June 2000 to July 2002. Prior to joining Motorola, Mr. Zafirovski spent nearly 25 years with General Electric Company, where he served in management positions, including 13 years as President and Chief Executive Officer of five businesses in the industrial and financial services arenas, his most recent being President and Chief Executive Officer of GE Lighting from July 1999 to May 2000. Mr. Zafirovski also serves on the board of Stericycle, Inc. and served on the board of the Boeing Company for 16 years until retiring in May 2020. Mr. Zafirovski holds a B.A. in Mathematics from Edinboro University in Pennsylvania.

There are no family relationships among any of our executive officers and directors.

Controlled Company Exception

After the completion of this offering, our Sponsor will continue to hold more than a majority of the voting power of our common stock eligible to vote in the election of our directors. As a result, we will be a "controlled company" within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that is comprised entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering, we do not expect a majority of our directors will have been affirmatively determined to be independent or that our compensation committee or nominating and corporate governance committee of the board will be comprised entirely of directors who have been determined to be independent. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a "controlled company" and our shares continue to be listed on Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Board Committees

We anticipate that, prior to the completion of this offering, our board of directors will establish the following committees: an audit committee, a compensation committee and nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Upon completion of this offering, we expect our audit committee will consist of   , and   , with   serving as chair. Our audit committee will be responsible for, among other things:

- selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

The following table sets forth the number and value of vested shares of our common stock that each of Messrs. Figueroa and Zafirovski will receive in exchange for their Holdings Units, based on the initial public offering price of $22.00 per share.

Name	Common Stock Received in Exchange for Vested Class A-2 Units		Common Stock Received in Exchange for Vested Class B Units	
	(#)	($)	(#)	($)
John G. Figueroa	44,998	989,956	551,440	12,131,680
Mike S. Zafirovski	44,998	989,956	75,441	1,659,702

The following table sets forth the number and value of vested shares of our common stock that each of our named executive officers will receive in exchange for their vested Class B Units and vested Class C Units, in each case, based on the initial public offering price of $22.00 per share.

Name	Common Stock Received in Exchange for Vested Class B Units		Common Stock Received in Exchange for Vested Class C Units	
	(#)	($)	(#)	($)
Daniel J. Starck	353,571	7,778,562	—	—
Debra. L. Morris	39,171	861,762	13,057	287,254
Raoul Smyth	6,528	143,616	2,176	47,872
Robert P. Walker	26,115	574,530	8,704	191,488
Mark Litkovitz	10,446	229,812	3,481	76,582

Stock Appreciation Rights of Apria Healthcare Group. In 2015, our Board of Directors approved the Apria Healthcare Group Inc. 2015 Stock Plan (the "2015 Plan," which will be assumed by Apria, Inc. and renamed the "Apria, Inc. 2015 Stock Plan.") pursuant to which SARs were granted to employees of Apria Healthcare Group and its affiliates, including our named executive officers. All SARs granted under the 2015 Plan are time-vesting. See "Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards in 2020 Table— Terms of Equity Awards—Stock Appreciation Rights of Apria Healthcare Group" below for a discussion of the vesting and other terms of the SARs.

In 2020, in order to motivate continued performance and enhance retention, we granted additional SARs to each of the named executive officers in the following amounts: Mr. Starck, 3,450 SARs; Ms. Morris, 1,724 SARs; and Messrs. Smyth, Walker and Litkovitz were each granted 648 SARs, respectively.

2020 Dividend. As described above, on December 4, 2020, our Board of Directors declared, and on December 11, 2020 paid the 2020 Dividend, a $201.79 per share dividend to common stockholders. Under the terms of the 2015 Plan, an adjustment to the outstanding SARs was determined to be equitable and necessary in order to prevent the dilution or enlargement of benefits under the 2015 Plan. Holders of vested SARs were entitled to an immediate cash payment per SAR equal to the lower of (i) the per share dividend amount and (ii) an amount equal to the difference between $495.13 and the strike price of such vested SAR. Accordingly, in addition to certain strike price reductions, the named executive officers received the following cash payments with respect to their vested SARs: Mr. Starck, $2,198,152; Ms. Morris, $1,021,363; Mr. Smyth, $469,731; Mr. Walker, $708,174; and Mr. Litkovitz, $381,930. For holders of vested SARs who received the cash payment in clause (ii) above, the strike price of each such vested SAR was reduced by an amount equal to the per share dividend amount less the cash payment per vested SAR. With respect to outstanding unvested SARs, we reduced the per share exercise prices of such SARs by the per share dividend amount; provided, that with respect to unvested SARs for which such strike price reduction would have resulted in the strike price for such unvested SAR being less than $73.34, the strike price for such unvested SAR was reduced to $73.34 and the holder of each such unvested SAR is entitled to receive a cash payment equal to the difference between the per share dividend amount and the strike price reduction when such unvested SAR vests. Accordingly, in addition to certain strike price reductions, the named executive officers will be entitled to receive the following cash payments with respect to their unvested SARs: Mr. Starck, $116,325; Ms. Morris, $116,325; Mr. Smyth $29,068; Mr. Walker, $116,325; and Mr. Litkovitz, $29,068. In accordance with FASB ASC Topic 718 changes to the SARs associated with the 2020 Dividend were accounted for as modifications. As such, the fair value of each award immediately before and after the modifications were compared and no incremental stock compensation was recognized.

Chief Financial Officer RSU Award. In 2018, our Board of Directors determined it was appropriate to enter into a letter agreement with Ms. Morris that provides for an additional long-term equity incentive award in the form of restricted stock units ("RSUs") upon the occurrence of an initial public offering or in connection with a change of control. Accordingly, pursuant to the terms of the letter agreement, as may be amended from time to time, immediately prior to the closing of this offering Ms. Morris will be granted a number of RSUs equal to

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of shares of our common stock immediately after the pre-IPO reorganization transactions and this offering by (1) the selling stockholders, (2) each person known to us to beneficially own more than 5% of our outstanding common stock, (3) each of our directors, director nominees and named executive officers and (4) all of our directors, director nominees and executive officers as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares. Unless otherwise noted, the address of each beneficial owner is 7353 Company Drive, Indianapolis, Indiana 46237.

Immediately prior to the consummation of this offering, there will be 51 holders of record of our common stock.

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Shares to be Sold in the Offering		Percentage of Shares Beneficially Owned After the Offering	
	Number[1]	%	Assuming Underwriters' Option is Not Exercised	Assuming Underwriters' Option is Exercised in Full	Assuming Underwriters' Option is Not Exercised	Assuming Underwriters' Option is Exercised in Full
Principal Stockholders:						
Our Sponsor[1]	32,212,009	93.3%	9,090,909	10,454,545	66.9%	63.0%
Directors, Director Nominees and Named Executive Officers:						
John G. Figueroa	596,438	1.7%	—	—	1.7%	1.7%
Michael Audet[3]	—	—	—	—	—	—
John R. Murphy	—	—	—	—	—	—
Norman C. Payson, M.D.[2]	—	—	—	—	—	—
Devon Rinker[3]	—	—	—	—	—	—
Neil P. Simpkins[3]	—	—	—	—	—	—
Lynn Shapiro Snyder	—	—	—	—	—	—
Daniel J. Starck	353,571	1.0%	—	—	1.0%	1.0%
Mike S. Zafirovski	120,439	*	—	—	*	*
Debra L. Morris	52,228	*	—	—	*	*
Mark E. Litkovitz	13,927	*	—	—	*	*
Raoul Smyth	8,704	*	—	—	*	*
Robert P. Walker	34,819	*	—	—	*	*
Directors, director nominees and executive officers as a group (15 persons)	1,180,126	3.4%	—	—	3.4%	3.4%

*   Reflects less than one percent.

(1)   Reflects shares held directly by Apria Holdings LLC. The controlling member of Apria Holdings LLC is BP Healthcare Holdings LLC. The controlling member of BP Healthcare Holdings LLC is Blackstone Capital Partners V L.P. The general partner of Blackstone Capital Partners V L.P. is Blackstone Management

Associates V L.L.C. The sole member of Blackstone Management Associates V L.L.C. is BMA V L.L.C. The managing member of BMA V L.L.C. is Blackstone Holdings III L.P. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman (other than to the extent it or he directly holds securities as described herein) may be deemed to beneficially own the securities directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such securities. The address of each of such Blackstone entities and Mr. Schwarzman is c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

(2) Dr. Payson is a member of BP Healthcare Holdings LLC (described in footnote (1) above), but has no individual investment or voting control over the shares beneficially owned by BP Healthcare Holdings LLC. As a member of BP Healthcare Holdings LLC, Dr. Payson has an indirect interest in shares beneficially owned by BP Healthcare Holdings LLC and is expected to receive a portion of the cash proceeds from the offering and sale of shares that are beneficially owned by BP Healthcare Holdings LLC.

(3) Mr. Audet and Mr. Simpkins are employees of affiliates of our Sponsor and are members of the board of directors of BP Healthcare Holdings LLC (described in footnote (1) above), but each disclaims beneficial ownership of shares beneficially owned by our Sponsor and its affiliates. Mr. Rinker is also an employee of an affiliate of our Sponsor, but disclaims beneficial ownership of shares beneficially owned by our Sponsor and its affiliates. The address for each of Mr. Audet, Mr. Simpkins and Mr. Rinker are c/o The Blackstone Group Inc., 345 Park Avenue, New York, New York 10154.

The foregoing table assumes an offering price of $22.00 per share of common stock, which is the midpoint of the range on the front cover of this prospectus. However, the precise number of common stock issued to our pre-IPO owners in connection with our pre-IPO reorganization transactions will differ from that presented in the table above if the actual initial public offering price per share differs from this assumed price.

For example, if the initial offering price per share of common stock in this offering is $19.00, which is the low point of the price range indicated on the front cover of this prospectus, the beneficial ownership of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Percentage of Shares Beneficially Owned After the Offering	
	Number[1]	%	Assuming Underwriters' Option is Not Exercised	Assuming Underwriters' Option is Exercised in Full
Principal Stockholders:				
Our Sponsor[1]	32,182,564	93.3%	66.9%	63.0%
Directors, Director Nominees and Named Executive Officers:				
John G. Figueroa	595,877	1.7%	1.7%	1.7%
Michael Audet	—	—	—	—
John R. Murphy	—	—	—	—
Norman C. Payson, M.D.	—	—	—	—
Devon Rinker	—	—	—	—
Neil P. Simpkins	—	—	—	—
Lynn Shapiro Snyder	—	—	—	—
Daniel J. Starck	353,237	1.0%	1.0%	1.0%
Mike S. Zafirovski	120,327	*	*	*
Debra L. Morris	52,179	*	*	*
Mark E. Litkovitz	13,914	*	*	*
Raoul Smyth	8,696	*	*	*
Robert P. Walker	34,786	*	*	*
Directors, director nominees and executive officers as a group (15 persons)	1,179,016	3.4%	3.4%	3.4%

* Reflects less than one percent.

Conversely, if the initial offering price per share of common stock in this offering is $25.00, which is the high point of the price range indicated on the front cover of this prospectus, the beneficial ownership of common stock of the identified holders would be as follows:

Name of Beneficial Owner	Common Stock Beneficially Owned Prior to this Offering		Percentage of Shares Beneficially Owned After the Offering	
	Number[1]	%	Assuming Underwriters' Option is Not Exercised	Assuming Underwriters' Option is Exercised in Full
Principal Stockholders:				
Our Sponsor[1]	32,234,386	93.3%	67.0%	63.0%
Directors, Director Nominees and Named Executive Officers:				
John G. Figueroa	596,865	1.7%	1.7%	1.7%
Michael Audet	—	—	—	—
John R. Murphy	—	—	—	—
Norman C. Payson, M.D.	—	—	—	—
Devon Rinker	—	—	—	—
Neil P. Simpkins	—	—	—	—
Lynn Shapiro Snyder	—	—	—	—
Daniel J. Starck	353,824	1.0%	1.0%	1.0%
Mike S. Zafirovski	120,525	*	*	*
Debra L. Morris	52,266	*	*	*
Mark E. Litkovitz	13,937	*	*	*
Raoul Smyth	8,711	*	*	*
Robert P. Walker	34,844	*	*	*
Directors, director nominees and executive officers as a group (15 persons)	1,180,972	3.4%	3.4%	3.4%

*   Reflects less than one percent.